NAME OF REGISTRANT: The Green Century Equity Fund
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 7 on Nucor Corporation’s 2013 Proxy Statement:
Shareholder Proposal:
Report on all Direct and Indirect Lobbying Expenditures
Nucor Corporation   Symbol:  NUE
Filed by: The Green Century Equity Fund

Accountability and transparency in the use of staff time and company funds to influence legislation is critical.  Shareholders need to understand business risks companies may be exposed to by participating in the public policy arena. While information on companies’ direct federal lobbying payments is reported quarterly to the Senate and House, disclosure about companies’ spending at the state level is not comprehensively required by law. Also, Companies are not required by law to disclose memberships in and payments to tax-exempt organizations that write and endorse model legislation on behalf of their members. As such, information on our company’s lobbying is scattered and piecemeal.

In its shareholder disclosures, Nucor does not voluntarily compile federal and state lobbying payments, nor trade association memberships or payments.  Consequently, shareholders are missing key pieces of information about how Nucor is using its staff time and corporate funds to influence elections and public policy.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

 As a result, shareholders are being asked to vote FOR a report including the following:

1.	Company policy and procedures governing lobbying, including that which is done on our company’s behalf by trade associations.

2.	Payments used for direct lobbying as well as grassroots lobbying communications.

3.	Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Decision-making processes and oversight by management and the Board.

Background: Enhanced lobbying disclosure is critical to provide investors with the information necessary to evaluate any business risks associated with the company’s efforts to influence the regulatory and legislative processes. In 2010, S&P 500 companies spent a total of $1.1 billion on political contributions and lobbying, with $979.3 million in federal lobbying expenditures comprising 87 percent of this spending.1 Furthermore, the Chamber of Commerce and seven other leading trade groups took in more than $1.3 billion in 20092. These groups, in turn, spent some $500 million on lobbying and other political activity on behalf of their members, tax records show.3 Although this is indicative of the active role trade associations play in shaping public policy on behalf of their members, trade associations are not required to disclose their members, and companies are not required to disclose their trade association memberships.4 Indeed, 64 percent of companies in the S&P 500 made no mention of lobbying activities, policies or oversight in their public shareholder documents in 20115. Consequently, shareholders are often missing key information regarding how the companies they invest in are influencing elections and public policy.

Absent a transparent and accountable system of reporting and disclosing to shareholders the use of company funds to influence legislation, investors are concerned that company assets could be used for objectives that may not align with Nucor’s long-term interests.  The Proposal therefore requests that Nucor bring together for its shareholders in a single, comprehensive report, information about all of Nucor’s lobbying activities- direct and indirect. The Green Century Balanced Fund believes that shareholders have the right and responsibility to understand how company resources are being spent in efforts to influence both elections and public policy.

Rationale for a FOR Vote:

1.	Nucor’s present level of disclosure is insufficient to provide investors adequate information to determine how company resources are being spent to influence public policy.

a.
The Center for Responsive Politics reports that Nucor spent approximately $7.8 million on direct federal lobbying activities from 2010-20126. While in its opposition statement, Nucor directs shareholders to search through a variety of federal databases to obtain this information, this information is scattered and Nucor does not comprehensively compile and disclose this information in any of its shareholder documents for shareholders to access and review.

b.
According to Follow the Money- a non-governmental organization which tracks political donations in all 50 states, Nucor has had at least 32 lobbyists in 13 states from 2003-20127. However, Nucor does not disclose its state-level lobbying expenditures on its website or shareholder documents, and lobbying at the state level is not comprehensively required by law and inconsistently reported.

1 Heidi Welsh and Robin Young, “Corporate Governance of Political Expenditures: 2011 Benchmark Report on S&P 500 Companies,” Sustainable Investments Institute & IRRC Institute, November 2011 (www.irrcinstitute.org).
2 http://articles.latimes.com/2011/apr/23/nation/la-na-money-politics-survey-20110424
3 Noam Levey and Kim Geiger, “Much Corporate Political Spending Stays Hidden,” LA Times, April 23, 2011.
4 http://www.politicalaccountability.net/index.php?ht=d/sp/i/6346/pid/6346
5 http://library.constantcontact.com/download/get/file/1102557629810-5/Corporate+Governance+Report,+Nov+2011.pdf
6 http://www.opensecrets.org/lobby/clientsum.php?id=D000028057&year=2012
7 http://www.followthemoney.org/database/lobbyistclient.phtml?lc=102283&y=All&s=0#llink

c.
Lobbying by trade associations to which corporations contribute is substantial, although the breakdowns of specific corporate contributions are largely unreported in public documents. Nucor does not disclose its membership in or payments to trade associations that engage in lobbying on behalf of their members. While some trade associations voluntarily list their members, shareholders have an incomplete picture of how the company is engaging in the political process.

2.
Disclosure of trade association payments is particularly important because several major trade associations that play a substantial role in shaping elections and public policy voluntarily list Nucor as either a member or as sitting on the board. For example, Nucor CEO John Ferriola serves on the board of directors of the Business Roundtable (BRT)8, which spent more than $14 million on lobbying in 2012 alone9. This disclosure of Nucor’s involvement in the BRT, however, is done voluntarily by the organization and shareholders do not receive disclosure of a comprehensive picture of Nucor’s trade association participation.

3.
Nucor does not disclose its membership in and payments to tax-exempt organizations that write and endorses model legislation. This includes groups like the American Legislative Exchange Council (ALEC). Some shareholders might be aware of Nucor’s involvement in the American Legislative Exchange Council (ALEC) only because ALEC listed our company as a member of the ALEC Utah Host Committee 2012 meeting.10

4.	Corporate lobbying can sometimes expose the company to risk or, in other instances, can even lead to a weakening of shareholder rights.

a.
For example, in 2010, another company, Chesapeake Energy participated in drafting an Oklahoma law requiring that publicly traded companies have classified boards.  In both 2008 and 2009, shareholder proposals calling for the declassification of the board, or annual elections of all directors, had received majority support from shareholders.  But instead of declassifying the board, Chesapeake lobbied to change Oklahoma law to require classified boards.11

5.
The Proposal seeks to obtain comprehensive disclosure of lobbying activities and expenditures provided in a single report posted on the company’s website. Requiring shareholders to search for fragmentary information on federal and state public web sites does not achieve this objective.

8 http://businessroundtable.org/about-us/members/368
9 http://www.opensecrets.org/orgs/summary.php?id=D000032202
10 American Legislative Exchange Council, 39th Annual Meeting Agenda, organizational document, July 25-28, 2012, on file with CMD < http://www.sourcewatch.org/index.php/ALEC_Corporations#cite_note-SLC_Agenda-30>
11 “Oklahoma Board Rule Benefits Chesapeake,” Wall Street Journal, 7/11/11

Conclusion:

Shareholders are concerned about Nucor’s failure to comprehensively disclose payments the company makes to influence the political process. While Nucor says in its opposition statement that it complies with all disclosure laws applicable to its lobbying at the federal and state levels, this fails to satisfy the essential objective of the Proposal, which is to obtain a coordinated report that comprehensively discloses to shareholders the company’s lobbying expenditures. Nucor’s current disclosure instead forces each shareholder to engage in extensive research to obtain, assemble, analyze, and coordinate information which is already in Nucor’s possession. The company also expends significant sums to influence the political process through its lobbying activities - both through direct federal lobbying and through its trade association memberships. However, the company fails to comprehensively disclose these payments and memberships in its public shareholder documents, leaving shareholders in the dark as to how company funds are used to influence the legislative process. Without comprehensive disclosure, shareholders do not have the information necessary to understand the company’s role in the public policy arena and risks it may face as a result.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.